Exhibit 99.1

Kadimastem and NLS Pharmaceutics Announce

Effectiveness of SEC Registration Statement in

Connection with Proposed Merger

Zurich, Switzerland and Ness Ziona, Israel – September 10, 2025 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS”), a Swiss clinical-stage biopharmaceutical company focused on central nervous system (“CNS”) disorders, and Kadimastem Ltd. (TASE: KDST) (“Kadimastem”), an advanced clinical-stage cell therapy company progressing treatments for neurodegenerative diseases and diabetes, today announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective the registration statement on Form F-4 related to the companies’ previously announced merger. The Form F-4 became effective on September 9, 2025, at 4:00 p.m. Eastern Time.

This marks the final U.S. federal securities regulatory hurdle required for closing the merger. Upon completion, the combined company — to be known as NewCelX Ltd. — will remain a publicly traded biotechnology company listed on Nasdaq under the ticker “NCEL”, uniting Kadimastem’s proprietary cell therapy platforms with NLS’s expertise in small-molecule therapies.

Clinical and Strategic Highlights

●	Advanced Clinical Stage: Kadimastem is preparing to initiate a Phase 2a clinical trial of AstroRx® in the United States for the treatment of ALS, with global trial site selection and regulatory preparations underway.

●	Diabetes Program Progress: Kadimastem continues to advance IsletRx, its scalable, stem cell–derived islet cell therapy for insulin-dependent diabetes. The program, developed in collaboration with iTolerance, has received continued support from the BIRD Foundation following a successful Pre-investigational new drug (IND) meeting with the U.S. Food and Drug Administration earlier this year.

●	Diversified Pipeline: The merger will create a company with complementary approaches in cell therapy and small molecules, broadening the therapeutic scope in CNS disorders and metabolic diseases.

“We are thrilled to announce this pivotal milestone. The SEC clearance of our F-4 filing marks the final step on the U.S. federal regulatory path toward closing our merger with Kadimastem,” said Alexander Zwyer, Chief Executive Officer of NLS Pharmaceutics. “We believe this combination represents a transformational opportunity to build a next-generation biotechnology company with a diversified pipeline and global reach. Following the upcoming extraordinary general meeting on September 29, we look forward to uniting our teams under the new company and advancing our mission of delivering innovative therapies to patients with high unmet medical needs.”

Ronen Twito, Executive Chairman and CEO of Kadimastem, commented: “We are proud to reach this milestone and to be so close to completing the merger with NLS. Kadimastem is entering an advanced stage in its clinical journey, with a Phase 2a ALS trial for AstroRx® on the horizon and meaningful progress in our IsletRx diabetes program. We believe the merger strengthens our global position, provides access to U.S. capital markets, and reinforces our mission to develop transformative therapies for patients suffering from some of the most challenging diseases.”

About NLS Pharmaceutics

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a Swiss-based biopharmaceutical company focused on the development of innovative therapies for central nervous system disorders and related indications. For more information, visit www.nlspharma.com.

About Kadimastem

Kadimastem Ltd. (TASE: KDST) is a clinical-stage cell therapy company developing allogeneic, “off-the-shelf” cell products for neurodegenerative diseases and diabetes. For more information, visit www.kadimastem.com.

Forward-Looking Statements

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the expected closing of the transaction and the potential benefits of the transaction to NLS and Kadimastem and their respective shareholders, the advancement of the clinical trials related to AstroRx® and IsletRx and the combined company’s pipeline and global reach. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in NLS’s registration statement on Form F-4, filed with the SEC on September 3, 2025.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS has filed a Registration Statement on Form F-4, including a proxy statement/prospectus, with the SEC, which was declared effective on September 9, 2025. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement will be mailed or delivered to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about NLS and Kadimastem and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on NLS’s website at www.nlspharma.com.

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, And other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus filed with the SEC regarding the proposed merger. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from NLS Pharmaceutics using the sources indicated above.

Investor & Media Contacts

NLS Contacts:

InvestorRelations@nls-pharma.com

www.nlspharma.com

Kadimastem Contacts:

Sarah Bazak, Investors relations

s.bazak@kadimastem.com

www.kadimastem.com

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